Exhibit 99.1

UNITED UTILITIES PLC

25 November 2004

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

CONSISTENTLY IMPROVING PERFORMANCE

•	Profit before tax (before goodwill amortisation and exceptional items)* – increased by 13 per cent to £193 million
•	Profit before tax – increased by 13 per cent to £188 million
•	Licensed multi-utility operations – operating profit increased by 12 per cent to £285 million
•	Infrastructure management – operating profit** increased by 13 per cent to £36 million
•	Business process outsourcing – operating profit** increased by 8 per cent to £13 million
•	Substantial contract wins for support services businesses with expected value of £3 billion
•	Telecommunications – operating loss** reduced by 47 per cent to £5 million
•	Interim dividend per ordinary share of 14.79 pence, an increase of 2.5 per cent

* as shown on the face of the consolidated profit and loss account and reconciled to profit before tax in note 2 of this announcement
** references to operating profit, operating loss and operating margin and related percentage movements are stated before goodwill amortisation and exceptional items as shown in the segmental analysis by class of business

Chief Executive John Roberts said:

“I'm pleased to announce that the group has delivered a strong set of results for the six months to 30 September. Profit growth in our licensed multi-utility operations business has been maintained and our non-regulated businesses have announced a number of substantial contract wins with an expected total value of £3 billion.

“Our infrastructure management business continues to grow rapidly, with operating profit** more than tripling compared with four years ago. Recently the business has taken a number of important steps that have reinforced its leading position in the UK utility infrastructure outsourcing market, including being named as preferred partner to provide operations and maintenance and shared services activities to Welsh Water from 1 April next year. This covers three out of four of Welsh Water's operational areas, and is expected to be worth up to £1.5 billion over 15 years.

“United Utilities Contract Solutions has conditionally agreed to take a 15 per cent stake in a consortium to buy the North of England gas distribution network from National Grid Transco. I'm pleased to announce that the business has also recently been selected as preferred bidder to operate the gas network. This is expected to be worth around £1 billion for an initial period of eight years.

“Vertex recently announced the award, by Thurrock Council, of a new outsourcing contract which is worth up to £427 million over 15 years and starts in April 2005. This deal is similar to our contract with Westminster City Council, which Vertex is using as a blueprint for other local authorities. The contract, which will involve the re-engineering of Thurrock's business processes in partnership with the Council, further demonstrates how Vertex has matured into a leading player in the business transformational market. Vertex’s operating margin** in the half-year reflects bid costs from this deal, and other contract opportunities that the business is pursuing.

“In addition, United Utilities Contract Solutions will work alongside Vertex in providing Thurrock with facilities and property management, highways engineering and transportation services. This is the first time that Vertex and United Utilities Contract Solutions have bid for a contract in partnership, providing Thurrock Council with a single supplier for all its requirements.

“During November we purchased Capgemini's 14.6 per cent stake in Vertex. Although Capgemini wanted to crystallise its investment in Vertex, the purchase does not impact on the strategic alliance that exists between the two companies. This partnership, whilst not exclusive, will continue to provide the market with a combined offering where appropriate, and operate contracts that have been won together.

“Our telecommunications business, Your Communications, is now one of the largest alternative fixed line business telecoms providers in the UK, and the number one alternative carrier in the North West for business customers and the public sector. The integration of Eurocall into the business has been successful and is now largely complete. We've increased our target for annual synergy savings to £9 million, which is in excess of our original expectations.”

Commenting on the outlook for United Utilities, John Roberts said:

“Although we have not yet received the water and electricity final determinations, we have already started to prepare for the 2005-10 period by planning how to meet some of our expected regulatory challenges. Once we have received both sets of proposals, which are expected in the next few days, we will consider them carefully before announcing our decisions to the market.

“The outlook for our non-regulated businesses is excellent. Recently announced contracts have boosted our support services businesses’ order book to around £7 billion. Deals with Welsh Water and National Grid Transco will underpin United Utilities Contract Solutions’ position as the leading utility infrastructure outsourcing company in the United Kingdom. Vertex has recently announced a substantial new contract with Thurrock Council, and Your Communications continues to be on track to generate an operating profit** from the second half of the year.”

In conclusion, the Chairman, Sir Richard Evans, said:

“These results demonstrate that the group's business model is continuing to create significant value for our shareholders. The board has decided to increase the interim dividend by 2.5 per cent, in line with the inflation-related increase in our water and wastewater revenues. As we said at the time of the rights issue, looking ahead to the next regulatory period, we will seek to maximise dividends consistent with our assessment of risk and licence obligations. Our specific decision regarding dividend policy for the next five years will be taken in light of the final regulatory determinations.”

-o0o-

For further information on the day, please contact:

John Roberts – Chief Executive	+44 (0) 20 7307 0300
Simon Batey – Finance Director	+44 (0) 20 7307 0300

Simon Bielecki – Investor Relations Manager	+44 (0) 7810 157649
Evelyn Brodie – Head of Corporate and Financial Communications	+44 (0) 20 7307 0309

A presentation to investors and analysts will commence at 9.00 am on Thursday, 25 November 2004, at the City Presentation Centre, 4 Chiswell Street, London, EC1Y 4UP. The presentation can also be accessed via a one-way listen in conference call facility, by dialling: + 44 (0) 20 7075 6551, access code 166478, or on Bloomberg at: LIVE <GO>. This recording will be available for 7 days following the 25 November, on +44 (0) 20 7075 6589, access code 162721.

The presentation, together with further information on United Utilities, will be available at 9.00am on the day on our web site at: http://www.unitedutilities.com and later during the day on Bloomberg at: UUIR<GO>, where a multimedia version will be available. Photographs for media use supporting these results can be downloaded via http://www.vismedia.co.uk.

DIVIDEND

The board has declared an interim dividend in respect of the six months ended 30 September 2004 of 14.79 pence per ordinary share, and 7.395 pence per A share. This is an increase of 2.5 per cent, in line with the inflation-related increase in the group’s water and wastewater revenues. These dividends will be paid on 9 February 2005 to shareholders on the register at the close of business on 24 December 2004. The ex-dividend date for the interim dividend is 22 December 2004.

FINANCIAL PERFORMANCE

Turnover (including share of joint ventures) rose 13.5 per cent to £1,162.9 million, reflecting growth across all businesses.

Total operating profit** rose 13.6 per cent to £330.5 million compared with the same period in the previous year. This increase reflects improved operating profits** in licensed multi-utility operations, infrastructure management and business process outsourcing, and reduced operating losses** in telecommunications. Total operating profit** is presented before goodwill and exceptional items to provide a better understanding of the trading position of the group. Total operating profit (after goodwill amortisation and exceptional items) rose 12.6 per cent to £322.6 million.

After a 14.5 per cent increase to £137.3 million in net interest payable, profit before tax (before goodwill and exceptional items)* increased by 13.0 per cent to £193.2 million. The higher level of borrowings to fund United Utilities' capital expenditure programme, and higher cost of unhedged borrowings, has had an impact on interest charges.

Goodwill amortisation was £7.9 million, compared with £4.3 million in the corresponding period last year. The increase principally reflects the goodwill arising from the acquisition of Eurocall by Your Communications announced in March 2004.

The group recorded a current tax charge of £0.6 million during the period. The deferred tax charge on ordinary activities was £17.5 million, compared with a credit of £7.1 million in the corresponding period last year. The increase in the deferred tax charge is mainly due to the lower discount applied to the gross provision reflecting the movement in long-term UK interest rates in the respective periods.

Basic earnings per share fell by 17.2 per cent to 23.6p. This reduction was primarily as a result of the increase in the deferred tax charge and increase in the weighted average number of shares following the rights issue. Adjusted basic earnings per share increased by 1.1 per cent to 26.9p.

During the period there was an exceptional credit to the profit and loss account of £2.8 million (before tax). This was due to the release of provisions relating to the group’s exit from infrastructure management in the Americas in 2002/03. An exceptional tax charge of £0.8 million relating to this credit was also recorded during the period.

Cash and short term investment balances at 30 September 2004 were £667 million. Unutilised medium term bank facilities (maturing in more than one year) totalled £723 million. Combining these sources, total available liquidity was £1.39 billion. This gives United Utilities an excellent pre-funded position for its capital investment programmes in both its regulated businesses. This position was further improved last week when United Utilities Water signed a new (but as yet unutilised) £200 million loan agreement with the group’s largest investor, the European Investment Bank (EIB).

Net debt at 30 September 2004 was £3,795.7 million, an increase of £357.3 million compared with 31 March 2004. This comprised £3,494 million of bonds, £680 million of loans from EIB, £81 million of long term leasing and £208 million of other loans and overdrafts, offset by £667 million of cash and short term investments.

From 1 April 2005 United Utilities will be required to comply with International Financial Reporting Standards (IFRS). The group is well advanced in its analysis of the impact of IFRS, and is currently putting into place any necessary system changes. An educational presentation to the markets outlining the differences between UK accounting standards and IFRS and how they will impact on United Utilities is planned for the first half of 2005.

OPERATING PERFORMANCE

LICENSED MULTI-UTILITY OPERATIONS

•	Turnover increased by 6.2 per cent to £682.6 million
•	Operating profit increased by 11.8 per cent to £285.0 million
•	Net operating assets as at 30 September of £7,438.2 million

Turnover increased by 6.2 per cent to £682.6 million, principally reflecting an allowed 8.9 per cent real price increase in our water and wastewater charges, offset by a 3 per cent real price reduction for United Utilities Electricity.

Operating profit increased by 11.8 per cent to £285.0 million for the period. This was mainly as a result of the allowed real price increase for United Utilities Water, partially offset by a number of factors, principally higher depreciation due to the expanding asset base resulting from capital expenditure.

Capital investment in the period was £440.1 million, of which £378.0 million related to water and wastewater and £62.1 million to electricity distribution. Capital investment for the full year is expected to be around £900 million.

Ofgem's final proposals are due on 29 November 2004, and Ofwat's final determinations are expected on 2 December 2004. United Utilities will inform the market of its decisions on both sets of proposals in due course.

United Utilities' plans to address its expected challenges during the next regulatory period are already well advanced. Through the development of a multi-utility work management system called Connect, United Utilities is transforming the way it handles service calls from customers, and the scheduling and dispatching of work teams. Connect will improve customer service, realise efficiencies and better record network performance data, and is expected to be completed in 2006.

The process for appointing partners to help United Utilities deliver its capital investment programmes during the next regulatory period is well underway. The approach for 2005-10 will build and improve on our current arrangements by ensuring that greater incentives are placed on suppliers who provide construction and design services to deliver efficiencies against United Utilities' capital programmes. The group is also planning, through increased collaboration across its supply chain, to secure multi-utility efficiencies by exploiting economies of scale across large work programmes.

To increase efficiency and provide significant service improvements for customers, United Utilities is migrating its water and wastewater customer base onto a new billing system. The project is progressing well and around half of this customer account base has already been migrated onto the new system, with completion expected early in 2005.

INFRASTRUCTURE MANAGEMENT

•	Turnover increased by 17.2 per cent to £242.9 million
•	Operating profit** (including share of joint ventures) increased by 12.5 per cent to £36.0 million
•	Operating margin** of 14.8 per cent
•	Net operating assets as at 30 September of £155.5 million

United Utilities Contract Solutions applies the core infrastructure management skills of the licensed multi-utility businesses to growth markets, serving over 11 million people throughout the UK and overseas.

Infrastructure management has grown rapidly since its creation, with operating profit** more than tripling in the last four years. This growth meant that the business's structure was no longer appropriate for its size and ambitions for the future. United Utilities Contract Solutions has therefore recently been reorganised to better reflect the markets in which it operates, rather than the products it offers. The business's new structure, which is set out below, will make it more responsive to market demands and better able to integrate new contract wins.

Utility Solutions

Utility Solutions is responsible for United Utilities' utility outsourcing contracts in the United Kingdom. This covers contracts with Scottish Water, Welsh Water and the operations of its three Scottish PFI contracts. The operations contract for the North of England gas distribution network is expected to be managed in this business.

Martin Bradbury, who was previously Chief Operating Officer of Scottish Water Solutions, has been appointed as Managing Director of the business.

United Utilities has been announced as preferred partner to provide operations and maintenance and shared services activities to Dwr Cymru Welsh Water from 1 April 2005. This covers three out of four of Welsh Water's operational areas, as well as the shared services contract, and is expected to be worth up to £1.5 billion over 15 years, subject to five-yearly performance reviews.

United Utilities has conditionally agreed to take a 15 per cent stake in a consortium to buy the North of England gas distribution network from National Grid Transco. United Utilities Contract Solutions has also been selected as preferred bidder to operate the gas assets on behalf of the consortium. This contract is expected to start in the second calendar quarter of 2005.

The contract with Scottish Water continues to perform well. Scottish Water Solutions, a joint venture company that includes United Utilities, is currently delivering around £40 million of Scottish Water's capital investment programme each month.

Industrial and Commercial Solutions

Industrial and Commercial Solutions is responsible for multi-utility connections and metering services to domestic, commercial and industrial developers, and the provision of specialist water and liquid waste services to industrial customers. The business also includes United Utilities Contract Solutions' facilities services and energy management services businesses.

Steve Johnson, who was previously Operations Director for the Welsh Water contract, has been appointed as Managing Director of the business.

United Utilities has been awarded a new water services contract by the Atomic Weapons Establishment (AWE). The contract, which lasts up to 20 years, involves the management and operation of the on-site water supplies and wastewater networks at AWE’s sites at Aldermaston and Burghfield. United Utilities will take responsibility for the various on-site water supplies and wastewater systems bringing specialist utility management expertise to these activities. After a three-month mobilisation period on site, the contract is expected to begin formally early in 2005.

Industrial and Commercial Solutions will work alongside Vertex in providing Thurrock Council with facilities and property management, highways engineering and transportation services. The contract is worth up to £70 million and commences in April 2005.

International

International applies United Utilities' expertise in infrastructure management and operations to develop and manage utility projects around the world. Currently the business operates concessions in Bulgaria, Estonia, Poland, the Philippines and Australia. Les Bell continues to be Managing Director of United Utilities Contract Solutions' International business.

United Utilities continues to own just under 18 per cent of the Manila Water Company, which provides water and wastewater services to eastern Manila under a 25-year concession. This contract continues to perform very well, both operationally and financially. Manila Water is planning an Initial Public Offering in the near future.

Green Energy

Green Energy continues to trade in line with our expectations. Planning permission for the offshore wind farm at Scarweather Sands was granted in October. United Utilities has been exploring the possibility of refinancing its green energy assets for some time, and during this process it has become clear that several parties are interested in acquiring the assets outright. The group will announce further news as soon as discussions are concluded.

BUSINESS PROCESS OUTSOURCING

•	Turnover increased by 12.5 per cent to £201.2 million
•	Operating profit** increased by 8.3 per cent to £13.1 million
•	Operating margin** of 6.5 per cent
•	Net operating assets as at 30 September of £96.0 million

Vertex provides business process outsourcing services to utilities, local and central government and the service segment of the private sector. Vertex specialises in transforming front and back-office processes and the management of customer relationships. This is particularly relevant to clients with large customer bases, such as in the utility and public sectors, who require customer management and transformational capability, and the associated cost savings, when outsourcing their business processes.

United Utilities acquired Capgemini's 14.6 per cent equity stake in Vertex for £47.5 million in cash in November. Following this transaction, United Utilities now owns 100 per cent of Vertex's share capital and Capgemini no longer has any representation on the board of Vertex. This acquisition does not alter the strategic alliance that exists between the two companies. This partnership, while not an exclusive relationship, enables Capgemini and Vertex to focus on their core skills and, by pooling their complementary expertise, provide clients with a combined offering where appropriate.

Vertex has been awarded a contract, worth up to £427 million, to provide services to Thurrock Council. The operating margin**, which was 6.5 per cent for the half-year, reflects bid costs from this deal and other contract opportunities that Vertex is pursuing.

In partnership with the Council, Vertex will manage and re-engineer a number of Thurrock's business processes, ranging from administration and customer services to procurement and human resources, as well as managing the development and operation of enabling technology. In addition, United Utilities Contract Solutions will work alongside Vertex to provide Thurrock with facilities and property management, highways engineering and transportation services. This is the first time that Vertex and United Utilities Contract Solutions have bid for a contract in partnership, providing Thurrock Council with a single supplier for all its requirements.

The contract has a term of 15 years and is scheduled to commence in April 2005, when around 600 Thurrock Council employees will transfer to Vertex and United Utilities Contract Solutions. At the same time, a central government contract is coming to its natural and planned end, early in 2005. Consultation with employees with respect to this contract, and another contract, has commenced and the company will be looking for the opportunity to redeploy employees depending on the timing of new contract wins.

Vertex's outsourcing contract with Westminster City Council continues to progress well. Since our preliminary results announcement in May the scope of the contract has been extended to include parking services. This deal is worth around £45 million over ten years and is in addition to Vertex's original £422 million contract with Westminster.

TELECOMMUNICATIONS

•	Turnover increased by 41.2 per cent to £122.7 million
•	Operating loss** reduced by 46.8 per cent to £5.0 million
•	Net operating assets as at 30 September of £230.0 million

Your Communications offers voice, data and mobile services to the public sector and small and medium-sized corporate customers, predominantly in the Midlands and North of England.

Your Communications is now one of the largest alternative fixed line business telecoms providers, and Vodafone's largest independent business-to-business service provider, in the United Kingdom. It is also the dominant alternative carrier in the North West for business customers and the public sector.

The business continues to select its markets carefully, clearly focusing on business customers and the public sector. It also has a strong focus on customer service. This has delivered a diverse and loyal customer base, enabling Your Communications to maintain gross margins in a sector where margins have fallen for many of its competitors.

The integration of Eurocall has been successful and is now largely complete. The annual target for synergy savings from the acquisition has been increased to £9 million, in excess of our original expectations. These savings are primarily being achieved by migrating Eurocall's customers onto Your Communications' network, and by reducing headcount. Since the merger, nearly 10 per cent of the workforce has left the combined business. Including Eurocall's existing profit, the business is targeting to generate around £13 million of additional operating profit** from the acquisition on an annualised basis.

Excluding revenues from the Eurocall acquisition, Your Communications' turnover grew by 11.5 per cent compared with the corresponding period last year. Operating losses** fell by 46.8 per cent to £5.0 million, due to increased turnover and synergy savings achieved from the Eurocall acquisition.

Your Communications is targeting to generate an operating profit** from the second half of 2004/05.

Consolidated profit and loss account

	Six months ended 30 September 2004				Six months ended 30 September 2003				Year ended 31 March 2004
	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m		Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m		Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m

Turnover: group and share of joint ventures	1,162.9	—	1,162.9		1,024.6	—	1,024.6		2,115.5	—	2,115.5
Less: share of joint ventures’ turnover	(47.5)	—	(47.5)		(23.4)	—	(23.4)		(55.5)	—	(55.5)

Group turnover	1,115.4	—	1,115.4		1,001.2	—	1,001.2		2,060.0	—	2,060.0
Net operating costs	(795.3)	(7.5)	(802.8)		(718.0)	(4.0)	(722.0)		(1,477.2)	(12.7)	(1,489.9)

Group operating profit	320.1	(7.5)	312.6		283.2	(4.0)	279.2		582.8	(12.7)	570.1
Share of operating profit of joint ventures	10.4	(0.4)	10.0		7.7	(0.3)	7.4		14.3	(0.7)	13.6

Total operating profit	330.5	(7.9)	322.6		290.9	(4.3)	286.6		597.1	(13.4)	583.7
Non-operating exceptional items (note 2)	—	2.8	2.8		—	—	—		—	1.9	1.9

Profit on ordinary activities before interest	330.5	(5.1)	325.4		290.9	(4.3)	286.6		597.1	(11.5)	585.6
Net interest payable and similar charges:
Group	(130.8)	—	(130.8)		(113.8)	—	(113.8)		(237.6)	—	(237.6)
Joint ventures	(6.5)	—	(6.5)		(6.1)	—	(6.1)		(10.5)	—	(10.5)

	(137.3)	—	(137.3)		(119.9)	—	(119.9)		(248.1)	—	(248.1)

Profit on ordinary activities before taxation	193.2	(5.1)	188.1		171.0	(4.3)	166.7		349.0	(11.5)	337.5
Current taxation (charge)/credit on profit on ordinary activities (note 3)			(0.6)				2.4				20.9
Deferred taxation (charge)/credit on ordinary activities (note 3)			(17.5)				7.1				3.4
Taxation (charge)/credit on exceptional items (note 3)			(0.8)				—				0.8

Taxation on profit on ordinary activities			(18.9)				9.5				25.1

Profit on ordinary activities after taxation			169.2				176.2				362.6
Equity minority interest			(1.2)				(1.0)				(1.6)

Profit for the period			168.0				175.2				361.0
Dividends (note 8)			(105.3)				(102.6)				(315.3)

Retained profit for the period			62.7				72.6				45.7

Basic earnings per share (note 4)			23.6	p			28.5	p			54.5	p
Adjusted basic earnings per share (revised – note 5)			26.9	p			26.6	p			54.2	p
Diluted earnings per share (note 4)			21.6	p			28.3	p			52.1	p

Dividend per ordinary share (note 8)			14.79	p			14.43	p			44.31	p
Dividend per A share (note 8)			7.395	p			7.215	p			22.155	p

Dividend cover (note 7)			1.65				1.75				1.18
Interest cover (note 6)			2.41				2.43				2.41

Consolidated balance sheet
	30 September 2004 £m	30 September 2003 £m	31 March 2004 £m

Fixed assets
Intangible assets	108.6	65.8	116.1
Tangible assets	8,024.5	7,401.1	7,769.4
Investments in joint ventures:
-share of gross assets	292.2	248.3	300.5
-share of gross liabilities	(220.1)	(197.1)	(230.5)

	72.1	51.2	70.0
Other investments	2.9	10.2	3.0

	8,208.1	7,528.3	7,958.5

Current assets
Stocks	17.7	24.9	17.1
Debtors	536.7	507.8	493.9
Investments	642.4	956.3	1,007.8
Cash at bank and in hand	46.8	31.3	42.1

	1,243.6	1,520.3	1,560.9
Creditors: amounts falling due within one year	(1,451.8)	(1,161.8)	(1,374.8)

Net current (liabilities)/assets	(208.2)	358.5	186.1

Total assets less current liabilities	7,999.9	7,886.8	8,144.6
Creditors: amounts falling due after more than one year	(4,474.2)	(4,423.8)	(4,702.0)
Provisions for liabilities and charges	(354.6)	(333.5)	(339.7)

Net assets	3,171.1	3,129.5	3,102.9

Capital and reserves
Called up share capital	712.1	711.5	711.8
Share premium account	1,024.1	1,023.1	1,023.1
Profit and loss account	1,414.1	1,376.2	1,348.4

Equity shareholders’ funds	3,150.3	3,110.8	3,083.3
Equity minority interest	20.8	18.7	19.6

Capital employed	3,171.1	3,129.5	3,102.9

Consolidated cash flow statement

	Six months ended		Year ended
	30 September 2004	30 September 2003	31 March 2004
	£m	£m	£m

Net cash inflow from operating activities	456.4	403.7	923.5
Income from joint ventures	—	0.5	1.2
Returns on investments and servicing of finance	(131.9)	(112.1)	(151.8)
Taxation	0.9	(1.1)	(2.6)
Capital expenditure and financial investment	(472.0)	(473.4)	(1,018.0)
Acquisitions and disposals	—	(3.9)	(46.0)
Equity dividends paid	(211.9)	(178.2)	(281.2)

Cash outflow before use of liquid resources and financing	(358.5)	(364.5)	(574.9)
Management of liquid resources	368.8	(285.2)	(338.4)
Financing
Issues of shares	1.3	503.8	504.1
(Decrease)/increase in debt	(8.7)	134.6	418.8

	(7.4)	638.4	922.9

Increase/(decrease) in cash	2.9	(11.3)	9.6

Reconciliation of net cash flow to movement in net debt

	Six months ended		Year ended
	30 September 2004	30 September 2003	31 March 2004
	£m	£m	£m

Increase/(decrease) in cash	2.9	(11.3)	9.6
Cash outflow/(inflow) from movement in debt and lease financing	8.7	(134.6)	(418.8)
Cash (inflow)/outflow from management of liquid resources	(368.8)	285.2	338.4

Change in net debt resulting from cash flows	(357.2)	139.3	(70.8)
Exchange and other non-cash adjustments	(0.1)	6.6	6.3

Movement in net debt	(357.3)	145.9	(64.5)
Opening net debt	(3,438.4)	(3,373.9)	(3,373.9)

Closing net debt	(3,795.7)	(3,228.0)	(3,438.4)

Statement of total recognised gains and losses

	Six months ended		Year ended
	30 September 2004	30 September 2003	31 March 2004
	£m	£m	£m
Profit/(loss) for the period:
Group	165.7	176.2	360.3
Joint ventures	2.3	(1.0)	0.7

	168.0	175.2	361.0
Exchange adjustments	1.0	0.8	2.2

Total gains and losses recognised since last annual report	169.0	176.0	363.2

Reconciliation of movements in equity shareholders’ funds

	Six months ended		Year ended
	30 September 2004	30 September 2003	31 March 2004
	£m	£m	£m
Profit for the period	168.0	175.2	361.0
Dividends	(105.3)	(102.6)	(315.3)

Retained profit for the period	62.7	72.6	45.7
New share capital issued	1.3	503.8	504.1
Own shares held in employee share trust	2.0	—	(2.3)
Exchange adjustments	1.0	0.8	2.2

Net increase in equity shareholders’ funds for the period	67.0	577.2	549.7
Opening equity shareholders’ funds	3,083.3	2,533.6	2,533.6

Equity shareholders’ funds	3,150.3	3,110.8	3,083.3

Net cash inflow from operating activities

	Six months ended		Year ended
	30 September 2004	30 September 2003	31 March 2004
	£m	£m	£m

Group operating profit	312.6	279.2	570.1
Exceptional items within group operating profit	—	—	4.6

Group operating profit before exceptional items	312.6	279.2	574.7
Depreciation	192.0	178.5	368.0
Amortisation of goodwill and intangible assets	7.5	4.0	8.1
Profit on disposal of tangible fixed assets	(2.9)	(1.6)	(7.1)
Stocks (increase)/decrease	(0.6)	(4.3)	3.5
Debtors increase	(43.2)	(53.6)	(53.9)
Creditors (decrease)/increase	(5.7)	3.8	34.6
Outflow related to exceptional items	(3.3)	(2.3)	(4.4)

Net cash inflow from operating activities	456.4	403.7	923.5

Segmental analysis by class of business

	Six months ended		Year ended
	30 September 2004	30 September 2003	31 March 2004
Turnover	£m	£m	£m
Licensed multi-utility operations	682.6	642.5	1,300.7
Infrastructure management	242.9	207.2	446.9
Business process outsourcing	201.2	178.9	368.5
Telecommunications	122.7	86.9	185.6

	1,249.4	1,115.5	2,301.7
Inter-business eliminations	(86.5)	(90.9)	(186.2)

	1,162.9	1,024.6	2,115.5

	Six months ended		Year ended
	30 September 2004	30 September 2003	31 March 2004
Total operating profit	£m	£m	£m
Licensed multi-utility operations	285.0	254.9	519.6
Infrastructure management	36.0	32.0	67.8
Business process outsourcing	13.1	12.1	25.1
Telecommunications	(5.0)	(9.4)	(16.6)
Other activities	4.0	3.7	5.9
Corporate costs	(2.6)	(2.4)	(4.7)

	330.5	290.9	597.1
Goodwill amortisation	(7.9)	(4.3)	(8.8)

Continuing operations, before exceptional items	322.6	286.6	588.3
Exceptional items	—	—	(4.6)

Total operating profit	322.6	286.6	583.7

	30 September 2004	30 September 2003	31 March 2004
Net operating assets	£m	£m	£m
Licensed multi-utility operations	7,438.2	6,870.0	7,107.7
Infrastructure management	155.5	103.2	132.6
Business process outsourcing	96.0	114.6	111.7
Telecommunications	230.0	199.5	227.2
Other activities	(47.4)	(42.0)	(46.8)

	7,872.3	7,245.3	7,532.4

Net operating assets comprise fixed assets and net current (liabilities)/assets excluding net debt, corporation taxation and dividends.

NOTES

1. Basis of preparation

The results for the period ended 30 September 2004, which are unaudited, have been prepared on the basis of accounting policies consistent with those set out in the annual report to shareholders for the year ended 31 March 2004.

The financial information set out in this statement relating to the year ended 31 March 2004 does not constitute statutory accounts for that period. Full audited accounts of United Utilities PLC in respect of that financial period (which received an unqualified audit opinion and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985) have been delivered to the Registrar of Companies.

2. Profit before tax, goodwill and exceptional items

Profit before tax is reconciled to profit before tax, goodwill and exceptional items as follows:

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m	Year ended 31 March 2004 £m

Profit before tax	188.1	166.7	337.5

Goodwill and operating exceptional items
Business restructuring	—	—	4.6
Goodwill amortisation	7.9	4.3	8.8

	7.9	4.3	13.4
Non-operating exceptional items
Profit on sale or termination of operations	(2.8)	(2.4)	(4.3)
Loss on disposal of fixed assets	—	2.4	2.4

	(2.8)	—	(1.9)

Profit before tax, goodwill and exceptional items	193.2	171.0	349.0

3. Taxation

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m	Year ended 31 March 2004 £m
Current tax:
UK corporation tax credit	1.3	4.8	26.5
Overseas tax	(0.7)	(0.1)	(3.2)
Share of joint ventures’ tax	(1.2)	(2.3)	(2.4)

	(0.6)	2.4	20.9
Deferred tax:
Gross movement in deferred tax	(53.4)	(53.4)	(104.6)
Increase in discount	35.9	60.5	119.3
Prior period tax adjustments	—	—	(11.3)

	(17.5)	7.1	3.4
Exceptional tax:
Deferred tax	(0.8)	—	0.8

	(18.9)	9.5	25.1

4. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing profit for the period by the following weighted average number of shares in issue:

		Basic	Diluted
(i)	Period ended 30 September 2004	711.9 million	779.0 million
(ii)	Period ended 30 September 2003	614.1 million	618.2 million
(iii)	Year ended 31 March 2004	662.8 million	693.5 million

The 5 for 9 rights issue, structured so that the proceeds are received in two stages, was approved at the Extraordinary General Meeting (EGM) of shareholders on 26 August 2003. The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of 309,286,997 A shares. The second tranche of proceeds is expected to be received in June 2005, reflecting the subscription for further A shares. All A shares will then be consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part paid ordinary shares, two A shares being equivalent to one ordinary share.

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with FRS 14 (Earnings per Share).

The 31 March 2004 and 30 September 2003 basic and diluted weighted average number of shares were restated for the period prior to the rights issue to reflect the bonus element of the rights issue as required by FRS 14. The adjustment factor, based on the consideration received from the first stage of the rights issue, was 0.9176, calculated using 531.5p per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM.

5. Adjusted basic earnings per share
Adjusted basic earnings per share has been calculated by dividing adjusted profit for the period (see below) by the following adjusted weighted average number of shares in issue:

(i)	Period ended 30 September 2004	711.9 million
(ii)	Period ended 30 September 2003	648.7 million
(iii)	Year ended 31 March 2004	680.1 million

The 31 March 2004 and 30 September 2003 adjusted weighted average number of shares were restated for the period prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which are due to be received in June 2005. The adjustment factor was 0.8646 calculated using 531.5p per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM. This reflects the full bonus element of the rights issue which arose at the first stage, as demonstrated by the movement in the share price following the approval of the rights issue at the EGM.

The adjusted profit for the period is calculated as follows:

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m	Year ended 31 March 2004 £m

Profit for the period	168.0	175.2	361.0

Exceptional items:
- business restructuring	—	—	4.6
- non-operating exceptional items	(2.8)	—	(1.9)
Tax on exceptionals	0.8	—	(0.8)
Goodwill amortisation	7.9	4.3	8.8

	173.9	179.5	371.7
Deferred taxation	17.5	(7.1)	(3.4)

Adjusted profit for the period	191.4	172.4	368.3

The adjusted basic earnings per share is as follows:

	Six months ended 30 September 2004		Six months ended 30 September 2003		Year ended 31 March 2004

Adjusted basic earnings per share – revised	26.9	p	26.6	p	54.2	p

Adjusted basic earnings per share – post deferred tax, as reported in previous periods	24.4	p	27.7	p	54.7	p

The calculation of adjusted basic earnings per share has been revised to exclude deferred tax to provide a better understanding of the trading position of the group.

6. Interest cover
Interest cover is calculated as the number of times the interest charge for the period is covered by profit before goodwill amortisation, exceptional items, interest and tax.

7. Dividend cover
Dividend cover is calculated by dividing profit for the period before goodwill amortisation and exceptional items by the dividend charge.

8. Dividends

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m	Year ended 31 March 2004 £m
The charge for dividends to shareholders comprises:
Interim dividend	105.3	102.6	102.6
Final dividend	—	—	212.7

	105.3	102.6	315.3

The interim dividend of 14.79 pence per ordinary share and 7.395 pence per A share will be paid on 9 February 2005 to shareholders on the register at the close of business on 24 December 2004. The ex-dividend date for the interim dividend is 22 December 2004.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim results statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential”, “reasonably possible” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, assumptions, estimates and projections which may be significantly varied, and therefore investors should not rely on them. Forward-looking statements involve known and unknown risks and speak only as of the date they are made, and except as required by the rules of the UK Listing Authority and the London Stock Exchange, the company undertakes no obligation to update publicly any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. United Utilities PLC cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company’s success at managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause the results to differ materially.

No representation, warranty or undertaking, express or implied is made and no responsibility accepted by United Utilities PLC as to the accuracy, completeness or adequacy of this information. Nothing contained in such information is or shall be relied upon as a promise or representation by United Utilities PLC or any of their affiliates or subsidiaries and they accept no responsibility or liability howsoever arising from the contents of such information or the status or any omission in such business plans or information.

INDEPENDENT REVIEW REPORT TO UNITED UTILITIES PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2004 which comprises the consolidated profit and loss account, the statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 8 together with the reconciliation of net cash flow to movement in net debt, the reconciliation of movements in equity shareholders' funds, the net cash inflow from operating activities and the segmental analysis by class of business. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

Deloitte & Touche LLP
Chartered Accountants
Manchester
25 November 2004